UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Settlement of Outstanding Balance under Convertible Note with Streeterville Capital, LLC

MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) (the “Company”), previously disclosed in its current reports on Form 6-K furnished on December 3, 2024, December 11, 2024, March 5, 2025, May 14, 2025 and December 5, 2025, that it had entered into a securities purchase agreement dated November 26, 2024 with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible promissory note on November 26, 2024, in the principal amount of $1,851,000 (the “Note”), convertible into Ordinary Shares, for a purchase price of $1,700,000. The transaction closed on December 9, 2024 and the Company received an aggregate purchase price of $1,700,000. On March 3, 2025, the Company entered into a Standstill Agreement with the Investor with respect to the Note. On May 13, 2025, the Company and the Investor entered into an amendment to the Note that revised the “Conversion Price” under the Note. On December 2, 2025, the Company and the Investor entered into a Forbearance and Standstill Agreement pursuant to which the Investor temporarily forbore from exercising enforcement rights, and which extended the Note’s maturity date.

On March 27, 2026, the Company exercised its right and made early prepayment of all outstanding balances under the Note.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	March 30, 2026